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18001099

SEC Mail Processing Section
FEB 20 2018
Washington DC
406

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66487

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Ambata Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1050 Crown Pointe Pkwy, Suite 950
(No. and Street)

Atlanta (City) GA (State) 30338 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Scott Starowicz 404-856-6709
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

AGL CPA Group, LLC
(Name – *if individual, state last, first, middle name*)

2810 Premiere Pkwy, Suite 200, Duluth, GA 30097
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Scott Starowicz, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Ambata Securities, LLC, as of December 31, 20 17, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CFO

Title

SHANNAN G TILSON NOTARY PUBLIC COBB COUNTY, GEORGIA MY COMMISSION EXPIRES FEBRUARY 23, 2021

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AGL CPA Group, LLC
Service + Expertise = Value
2810 Premiere Pkwy, Ste. 200
Duluth, GA 30097
http://aglcpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Members
of Ambata Securities, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Ambata Securities, LLC as of December 31, 2017, the related statements of operations, changes in members' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Ambata Securities, LLC's as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Ambata Securities, LLC's management. Our responsibility is to express an opinion on Ambata Securities, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Ambata Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The computation of net capital under Rule 15c3-1 of the Securities and Exchange Commission, the computation for determination of reserve requirements under Rule 15c3-3 of the Securities and Exchange Commission, and the information relating to the possession or control requirements under Rule 15c3-3 of the Securities and Exchange Commission (collectively, the "supplemental schedules") has been subjected to audit procedures performed in conjunction with the audit of Ambata Securities, LLC's financial statements. The supplemental information is the responsibility of Ambata Securities, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as Ambata Securities, LLC's auditor since 2015.

AGL CPA Group, LLC

Duluth, GA

January 25, 2018

AMBATA SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
December 31, 2017

ASSETS

Cash and cash equivalents	$ 24,179
Other assets	7,310
Total assets	$ 31,489

LIABILITIES AND MEMBER'S EQUITY

Liabilities:	
Accounts payable and accrued expenses	$ 8,750
Due to affiliated company	6,386
Total liabilities	15,136
Member's Equity	16,353
Total liabilities and member's equity	$ 31,489

The accompanying notes are an integral part of these financial statements.

AMBATA SECURITIES, LLC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2017

REVENUES:	
Investment banking	$ 127,500
Total revenues	127,500
EXPENSES:	
Employee compensation and benefits	81,282
Occupancy	20,430
Communications	7,387
Other operating expenses	71,354
Total expenses	180,453
NET (LOSS)	$ (52,953)

The accompanying notes are an integral part of these financial statements.

AMBATA SECURITIES, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2017

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net loss	$ (52,953)
Adjustments to reconcile net loss to net cash used by operating activities:	
Decrease in other assets	825
Decrease in accounts payable and accrued expenses	(627)
Increase in due to affiliates	1,113
NET CASH PROVIDED BY OPERATING ACTIVITIES	1,311
CASH FLOWS FROM FINANCING ACTIVITIES:	
Member's contributions	25,000
NET CASH PROVIDED BY FINANCING ACTIVITIES	25,000
NET DECREASE IN CASH	(26,642)
CASH, at beginning of year	50,821
CASH, at end of year	$ 24,179

The accompanying notes are an integral part of these financial statements.

AMBATA SECURITIES, LLC
STATEMENTS OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2017

Balance, December 31, 2016	$ 44,306
Member's contributions	25,000
Net loss	(52,953)
Balance, December 31, 2017	$ 16,353

The accompanying notes are an integral part of these financial statements.

AMBATA SECURITIES, LLC
NOTES TO FINANCIAL STATEMENTS AND SCHEDULES
December 31, 2017

CORPORATE ORGANIZATION AND BUSINESS

The Company was formed March 4, 2004 as Vision Fuel Capital, LLC. In January 2005 its name was changed to Gyre Securities, LLC. In April 2010 its name was changed to Ambata Securities, LLC.

The Company is subject to the regulations of the Securities and Exchange Commission, Financial Industry Regulatory Authority and the securities division of the various states.

The Company's primary business is investment banking and investment advisory services.

The Company is wholly owned by Ambata Capital, LLC ("Member").

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Estimates: The preparation of financial statements requires the use of certain estimates by management in determining the entity's assets, liabilities, revenues and expenses.

Income Taxes: The Company is organized as a Limited Liability Company. All income, losses, and tax credits flow through and are taxed in the income tax returns of its member.

The Company has adopted the provisions of FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes (FASB ASC 740-10). Under this Interpretation, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes an entity's status, including its status as a pass-through entity, and the decision not to file a tax return. The Company has evaluated each of its tax positions and has determined that no provision or liability for income taxes is necessary.

The Company, which files income tax returns in the U.S. Federal jurisdiction and various state jurisdictions as a disregarded entity in the parent's tax return, is no longer subject to U.S. Federal income tax examination by tax authorities for years before 2014.

Cash and Cash Equivalents: The Company considers all cash and money market instruments with a maturity of 90 days or less to be cash and cash equivalents.

The Company maintains its demand deposits in high credit quality financial institutions. Balances at times may exceed federally insured limits.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Accounts Receivable: Accounts receivable are non-interest bearing uncollateralized obligations receivable in accordance with the terms agreed upon with each client.

The carrying amount of accounts receivable is reduced by a valuation allowance that reflects management's best estimate of the amounts that will not be collected. Management individually reviews all delinquent accounts receivable balances and based on an assessment of current creditworthiness, estimates the portion, if any, of the balance that will not be collected. Generally, customer receivables are believed to be fully collectible; accordingly, no allowance for doubtful accounts is reflected in the accompanying financial statements.

Date of Management's Review: Subsequent events were evaluated through January 25, 2018, which is the date the financial statements were available to be issued.

Revenue Recognition: Investment banking fees and related commission expense are recorded at closing of the securities offering for which the Company is serving as investment banker.

Advisory fees are recorded as set forth in the engagement letter and upon the execution of a definitive agreement relating to a sale or acquisition transaction and the completion of certain activities as described in the engagement letter.

NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2017, the Company had net capital of $9,043 which was $4,043 in excess of its required net capital of $5,000 and its ratio of aggregate indebtedness to net capital was 1.67 to 1.0.

RELATED PARTY TRANSACTIONS

The Company operates from office facilities and utilizes personnel provided by a sister entity pursuant to expense sharing agreements. Under the terms of the expense sharing agreements, the Company pays substantially all of its expenses directly to vendors with the exception of payroll costs, occupancy costs for the office in Atlanta, and sundry expenses that are paid by the related entity and reimbursed by the Company. The leases for the office premises

RELATED PARTY TRANSACTIONS (CONTINUED)

are held by the Company's member and have been informally assumed by the Company. The cost for rent to the member for 2017 was approximately $20,000. The member may be dependent upon the resources of the Company to cover the lease obligations.

During 2017, approximately $160,000 of expenses allocable to the Company under the agreements were paid to related parties. In addition, approximately $125,000 was received from related parties for revenues.

Financial position and results of operations would differ from the amounts in the accompanying financial statements if these related party transactions did not exist.

NET LOSS

The Company had a significant loss in 2017 and a more significant loss in 2016. In 2017 and years prior to 2016, the Company was dependent upon capital contributions from its Member for working capital and net capital. Management believes that contracts in place at the end of December 2017 should enable the Company to improve its financial position during 2018. In addition, a representative of the Member has represented that the Member has the means and will to make capital contributions, if needed, to insure survival of the Company through at least January 1, 2019. Management expects the Company to continue as a going concern and the accompanying financial statements have been prepared on a going-concern basis without adjustments for realization in the event that the Company ceases to continue as a going concern.

CONCENTRATION

98% of the investment banking revenue for 2017 was earned from two customers.

AMBATA SECURITIES, LLC

SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER
RULE 15c3-1 OF THE SECURITIES
AND EXCHANGE COMMISSION
ACT OF 1934

December 31, 2017

COMPUTATION OF NET CAPITAL:	
Total member's equity	$ 16,353
Less nonallowable assets	
Other assets	(7,310)
Net capital	$ 9,043
COMPUTATION OF AGGREGATE INDEBTEDNESS:	
Aggregate indebtedness liabilities	$ 15,136
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:	
Minimum net capital required	$ 5,000
EXCESS NET CAPITAL	$ 4,043
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	1.67 to 1.0

RECONCILIATION WITH COMPANY'S COMPUTATION OF NET CAPITAL INCLUDED IN PART IIA OF FORM X-17A-5 AS OF DECEMBER 31, 2017

There is no significant difference between net capital as reported in Form X-17A-5 and net capital as computed above.

AGL CPA GROUP

AGL CPA Group, LLC
Service + Expertise = Value
2810 Premiere Pkwy, Ste. 200
Duluth, GA 30097
http://aglcpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Members
of Ambata Securities, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Ambata Securities, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Ambata Securities, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) (exemption provisions) and (2) Ambata Securities, LLC stated that Ambata Securities, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Ambata Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Ambata Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

AGL CPA Group, LLC

Duluth, GA

January 25, 2018

AMBATA SECURITIES, LLC

SCHEDULE II
COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS UNDER THE SECURITIES AND EXCHANGE COMMISSION RULE 15c3-3 AND INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER SECURITIES AND EXCHANGE COMMISSION RULE 15c3-3
DECEMBER 31, 2017

The Company is not required to file the above schedules as it is exempt from Securities and Exchange Commission Rule 15c3-3 under paragraph k(2)(i) of the rule and does not hold customers' funds or securities.

AMBATA SECURITIES, LLC

1050 Crown Pointe Pkwy
Suite 950
Atlanta, GA 30338
P: +1 404.856.6709
F: +1 212.867.9208

BROKER DEALERS ANNUAL EXEMPTION REPORT

Ambata Securities, LLC claims an exemption from the provisions of Rule 15c3-3 under the Securities and Exchange Act of 1934, pursuant to paragraph (k)(2)(i) of the Rule.

Ambata Securities, LLC met the aforementioned exemption provisions throughout the most recent year ended December 31, 2017 without exception.

Scott Starowicz
January 25, 2018

AGL CPA Group, LLC
Service + Expertise = Value
2810 Premiere Pkwy, Ste. 200
Duluth, GA 30097

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

Board of Directors and Members
of Ambata Securities, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below, which were agreed to by Ambata Securities, LLC and the Securities Investor Protection Corporation (SIPC) with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of Ambata Securities, LLC for the year ended December 31, 2017, solely to assist you and SIPC in evaluating Ambata Securities, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Ambata Securities, LLC's management is responsible for Ambata Securities, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2) Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2017 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2017, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and
5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the Form SIPC-7. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

AGL CPA Group, LLC

Duluth, GA

January 25, 2018

AMBATA SECURITIES, LLC
Financial Statements and Schedules
For Year Ended December 31, 2017
With
Report of Independent Auditor